

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

August 28, 2015

Patrick Macken
Senior Vice President and General Counsel
ARRIS Group, Inc.
3871 Lakefield Drive
Suwanee, Georgia 30024

> **Re: ARRIS International, Ltd.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed August 18, 2015**
> **File No. 333-205442**

Dear Mr. Macken:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Preliminary Pro Forma Adjustments, page 115

(q) Integration, acquisition, restructuring and other costs, page 120

1. We note that, for the six months ended June 30, 2015, you eliminated a total of $13.1 million in Combination-related expenses. Some of these expenses are described as integration, restructuring and other costs. Please tell us what is included in these expenses and why you believe they are directly attributable to the transaction.

<u>(r) Interest expense, page 120</u>

2. We note that, for the six months ended June 30, 2015, you eliminated $12.3 million in ARRIS's historical financing fees. Please tell us how these financing fees are directly attributable to the transaction. We note that the overall impact of your pro forma adjustment is a $5.4 million decrease to interest expense. Please explain why pro forma interest expense is decreased, given the additional $800 million in new debt.

You may contact Inessa Kessman, Staff Accountant, at 202-551-3371 or Ivette Leon, Assistant Chief Accountant, at 202-551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at 202-551-3436, Kathleen Krebs, Special Counsel, at (202) 551-3350 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

cc: W. Brinkley Dickerson, Jr.
        Heather M. Ducat
        Troutman Sanders LLP